Holly Energy Partners, L.P.
Holly Energy Finance Corp.
100 Crescent Court, Suite 1600
Dallas, Texas 75201
September 1, 2005
Via EDGAR and Facsimile: (202) 772-9220
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Carrie Darling

Re:	Holly Energy Partners, L.P./Holly Energy Finance Corp. Registration Statement on Form S-4 (File No. 333-126985)
Ladies and Gentlemen:
     Holly Energy Partners, L.P., a Delaware limited partnership, and Holly Energy Finance Corp., a Delaware corporation (together, the “Issuers”), are seeking to register $185 million in aggregate principal amount of 6 1/4% Senior Notes due 2015 (the “Exchange Securities”) under the Securities Act of 1933 (the “Securities Act”), pursuant to a registration statement on Form S-4 (File No. 333-126985), as amended to the date hereof (the “Registration Statement”), filed in reliance on the staff position enunciated in Exxon Capital Holdings Corporation (avail. May 13, 1988) and Morgan Stanley & Co. (avail. June 5, 1991). As described in the Registration Statement, the Exchange Securities will be offered in exchange for the Issuers’ 6 1/4% Senior Notes due 2015 (the “Initial Securities”), of which $185 million aggregate principal amount are outstanding. The Initial Securities were issued by the Issuers on February 28, 2005 and June 28, 2005, and sold in private placement transactions exempt from registration pursuant to Rule 144A under the Securities Act.
     In accordance with the staff position enunciated in Morgan Stanley & Co., the Issuers represent that they have not entered into any arrangement or understanding with any person to distribute the Exchange Securities to be received in the exchange offer and to the best of the Issuers’ information and belief, each person participating in the exchange offer is acquiring the Exchange Securities in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Securities to be received in the exchange offer. In this regard the Issuers will make each person participating in the exchange offer aware (through the exchange offer prospectus or otherwise) that by using the exchange offer to participate in a distribution of the Exchange Securities to be acquired in the registered exchange offer, such person (1) cannot rely on the staff position enunciated in Exxon Capital Holdings Corporation (available May 13, 1988) or similar letters and (2) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Issuers acknowledge that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

     In accordance with the SEC position enunciated in Shearman & Sterling (avail. July 2, 1993), the Issuers represent that (1) no broker-dealer has entered into an arrangement or understanding with the Issuers or an affiliate of the Issuers to distribute the Exchange Securities and (2) the Issuers will make each person participating in the exchange offer aware (through the exchange offer prospectus or otherwise) that any broker-dealer who holds Initial Securities acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Securities in exchange for Initial Securities pursuant to the exchange offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Securities (which may be the prospectus for the exchange offer in view of the fact that it contains a plan of distribution with respect to such resale transactions, which plan of distribution need not name the broker-dealer or disclose the amount of Exchange Securities held by the broker-dealer). The Issuers have included in the transmittal letter that is binding on any exchange offeree who desires to participate in the exchange offer a provision in which the exchange offeree acknowledges that, if the exchange offeree is a broker-dealer holding Initial Securities acquired for its own account as a result of market-making activities or other trading activities, then it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Securities received in respect of such Initial Securities pursuant to the exchange offer. The transmittal letter or similar documentation will also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Very truly yours,

HOLLY ENERGY PARTNERS, L.P.

By:	HEP Logistics Holdings, L.P., its general partner

By:	Holly Logistic Services, L.L.C., its general partner

By:	/s/ Matthew P. Clifton

Name:	Matthew P. Clifton
Title:	Chairman of the Board and Chief Executive Officer

HOLLY ENERGY FINANCE CORP.

By:	/s/ Matthew P. Clifton

Name:	Matthew P. Clifton
Title:	President, Director and Chief Executive Officer

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